August 24, 2020

Ms. Michelle Miller

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                                             X Financial

Form 20-F for Fiscal Year Ended December 31, 2019

Filed June 4, 2020

Comment Letter Dated August 11, 2020

File No. 001-38652

Dear Ms. Miller and Mr. Brunhofer:

X Financial (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 11, 2020 with respect to the Form 20-F for the fiscal year ended December 31, 2019, which was filed on June 4, 2020.

The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff. It would need additional time to collect sufficient information and perform thorough analysis. The Company expects to be in a position to respond to the Staff’s comments by September 4, 2020 and appreciates the Staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at +86 13910503629 (frank.zheng@xiaoying.com) or Mr. Li He of Davis Polk & Wardwell LLP at +852 2533 3306 (li.he@davispolk.com). Thank you very much for your assistance.

Sincerely,

/s/ Frank Fuya Zheng
Name:	Frank Fuya Zheng
Title:	Chief Financial Officer

cc:                                Li He, Davis Polk & Wardwell LLP

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